UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2003

Commission File Number 000-50262

Intelsat, Ltd. (Exact Name of Registrant as Specified in Its Charter)

North Tower, 2nd Floor 90 Pitts Bay Road Pembroke HM 08, Bermuda (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐  No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached as exhibits to this report are a press release of Intelsat, Ltd. dated December 17, 2003 relating to the extension of the deadline for Intelsat, Ltd.’s initial public equity offering under the Open-market Reorganization for the Betterment of International Telecommunications Act to June 30, 2004 and a press release of Intelsat, Ltd. dated December 19, 2003 relating to the commencement of an exchange offer for senior notes issued by Intelsat, Ltd.

Exhibits to this report:

Exhibit
Number	Exhibit

1	Press Release of Intelsat, Ltd. dated December 17, 2003*
2	Press Release of Intelsat, Ltd. dated December 19, 2003*

*	Furnished herewith.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

	By:	/s/ Conny Kullman Conny Kullman Chief Executive Officer

Date: December 19, 2003